August 18, 2011

Via EDGAR

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Citizens South Banking Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2011
File No. 0-22971

Dear Mr. Webb:

I am writing in response to the comment letter from the U.S. Securities and Exchange Commission to Citizens South Banking Corporation (the “Company”) dated August 4, 2011.  We respectfully request an extension until August 25, 2011 to respond to the staff’s comments.  Such an extension would permit additional time for review of the Company’s responses, both internally and by the Company’s external advisors.

If you have any questions, please contact our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ Gary F. Hoskins

Gary F. Hoskins
Executive Vice President and
   Chief Financial Officer

Enclosures
cc:           Kim S. Price, President and
   Chief Executive Officer
Ned Quint, Esq.